Exhibit 99.1

Wearable Devices Brings Neural Input to Developers with AI-Powered Mudra Studio at Augmented Enterprise Summit 2026

Newly available Mudra Studio Evaluation Kit lets enterprise teams add touchless control to smart glasses and tailor the experience to their daily work

Yokneam Illit, Israel, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its participation in Augmented Enterprise Summit 2026. The Company will exhibit at Booth #620, October 13-15, in Atlanta, Georgia.

The Company will demonstrate the newly available Mudra Studio Evaluation Kit for innovation teams already exploring or using smart glasses and extended reality (“XR”) systems. Mudra Link, the Company’s universal electromyography (“EMG”)-based neural wristband, connects to compatible devices through standard Bluetooth Human Interface Device (“HID”). It provides out-of-the-box pointing and directional-pad navigation using gestures such as tap, swipe, scroll, and more.

Mudra Studio software enables teams to build, test and customize neural-input applications using natural-language prompts. Together, the wristband and software let enterprises develop and evaluate input experiences tailored to their own applications and workflows within days.

Organizations already using smart glasses can add touchless control that works when hands are lowered or outside camera view. For applications such as work instructions, training and remote support, teams can tailor gestures to their users and workflows. The kit reduces initial development effort, allowing teams to evaluate new interactions in their own applications before pursuing deeper integration.

“Manufacturing, logistics and healthcare bring digital information into hands-on work, where interaction needs to fit real working conditions,” said Shmuel Barel, Chief Marketing Officer of Wearable Devices. “Mudra gives their teams familiar, comfortable ways to use smart glasses within existing workflows.”

“Mudra Studio lets teams build and adapt applications for their own workflows using simple text prompts,” said Ohad Shevily, Vice President of Product Development at Wearable Devices. “They can test interactions faster and make informed integration decisions before committing additional engineering resources.”

Visit Booth #620 for a demonstration of the Mudra Studio Evaluation Kit and explore new interaction options for your organization’s smart glasses and XR applications. To schedule a meeting and demo with the Wearable Devices team, please contact us via this form to schedule a meeting: https://wlds.fillout.com/t/nSZFLpFq2Xus

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Expanding into Physical AI, the Company’s wearable neural sensing layer enriches human-generated training data for robotics and advanced physical systems. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the capabilities, benefits and potential applications of our neural-input technology including Mudra Link and Mudra Studio; the ability of enterprise teams to develop, test, customize and evaluate neural-input experiences; our efforts to engage with enterprise customers, developers and other industry participants; and potential licensing opportunities, enterprise pilot programs, collaborations and other commercial opportunities that may result from such activities. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026, and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

IR@wearabledevices.co.il